Exhibit 99.2

Walgreen Co.	WAG	Business Update Call	Mar. 17, 2008
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— MANAGEMENT DISCUSSION SECTION
Operator: Good day everyone and welcome to the Walgreens Company I-trax and Whole Health Management Acquisitions Conference Call. As a reminder today’s conference is being recorded. And now at this time, I’d like to turn the call over to Mr. Rick Hans, Director of Finance. Please go ahead, sir.
Rick J. Hans, Director of Finance
Thank you, Melissa and good morning everyone. Today’s call will discuss the formation of Walgreens Health and Wellness Division and the acquisitions of I-trax and Whole Health Management. Remember, next week on Monday, March 24, we will report second quarter earnings, and hold our scheduled conference call. We’ll answer questions regarding second-quarter financial performance at that time.
Joining me this morning are Jeff Rein, Chairman and CEO; Greg Wasson, President; Bill Rudolphsen, our CFO; Hal Rosenbluth, Co-founder and Chairman of Take Care Health Systems and now President of Walgreens Health and Wellness Division and John Spina, Treasurer. Jeff will begin by providing an overview of this important strategic initiative. Greg Wasson will then talk about the organization and our plans for the Health and Wellness Division. Then Hal Rosenbluth will discuss our acquisition to integrate with our Take Care business. Bill Rudolphsen will discuss the financial details of the transaction. Please be aware, today’s call is being simulcast on our Investor Relations website located at investor.walgreens.com. After the call, this presentation will be archived on our website for 12 months. Following our prepared remarks, we will be happy to take questions. Please limit yourself to one question and a follow-up, so that we can give an opportunity to as many investors as possible during our limited time. Before we get started, I would like to read our Safe Harbor language. Certain statements and projections of future results made in this presentation constitute forward-looking information that is based on current market, competitive and regulatory expectations that involve risk and uncertainty. Please see our Form 10-K for the fiscal-year ended August 31, 2007 for a discussion of factors, as they relate to forward-looking statements.
Now I’d like to introduce our Chairman and CEO, Jeff Rein.
Jeffrey A. Rein, Chairman and Chief Executive Officer
Thank you, Rick and good morning everyone. Welcome to our conference call. We’re delighted you could join us. This morning we announced a major step and our strategic initiative that provides us with further growth in the healthcare sector, beyond our core retail drugstores and pharmacies. This created Walgreens Health and Wellness division to bring together our store clinics in pharmacies with worksite health centers in pharmacies. This division will be headed by Hal Rosenbluth and will include the two companies whose acquisitions we announced this morning, I-trax and Whole Health Management.
With these acquisitions, Walgreens will have more than 500 retail clinics and health centers. Our platform in the health and wellness division will be tremendous by every measure. We will offer nearly 7,000 points-of-care to our retail pharmacies, Take Care Health Clinics and our new worksite locations. The story here is growth and this is only the beginning of our presence in this sector. The market for worksite health centers and pharmacies includes more than 7,600 corporate campuses of 1000 employees or more. However, the potential for serving the healthcare needs of those employees, plus their families and retirees make the market opportunity even more compelling to us.
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Walgreen Co.	WAG	Business Update Call	Mar. 17, 2008
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On the retail side, we’re continuing expansion of our Take Care Health Clinics and we will have more than 400 by the end of this calendar year. Let me talk a bit about the company’s we are acquiring. I-trax is a publicly-traded company headquartered in Pennsylvania, it has nearly 300 worksite locations and reported 2007 sales of $143 million. You may know I-trax better by two subsidiaries, CHD Meridian Healthcare and ProFitness Health Solutions, which offer worksite health and wellness centers, pharmacies and fitness programming, as well as lifestyle and disease-management programs. Whole Health Management is a private company, headquartered in Cleveland, with 69 worksite health centers. Those locations provide primary care, urgent care, wellness programs, health coaching and occupational health services. Both companies use technology and tools to analyze healthcare trends and report on improved outcome for employers. They possess impressive rosters of clients, including highly respected employers such as Harrah’s Entertainment, Lowe’s, Scotts Miracle-Gro, Sprint, Toyota and many other blue-chip companies.
It’s typical for I-trax and Whole Health to have worked with their clients for 10 years or even longer. Another compelling aspect is the significant strategic benefit they bring. These acquisitions allow us to get closer to our customers by redefining ‘Main and Main’ to include the worksite. And through close relationships with employers and health plans, they’ll increasingly direct plan members to our healthcare offerings, including our retail pharmacies, Mail Service, Take Care Health Clinics and specialty pharmacy services. Those relationships with employers and health plans will grow, because of our independence from the major pharmacy benefit managers. We’ll work with any health care plan to offer the best overall pharmacy care for its members.
That closely aligns us with the objectives of employers and health plans and provides them with transparency into their health care costs, plus it lowers expenditures, which ultimately benefit the patients. For shareholders, these acquisitions and the relationships they bring will generate new patients, incremental revenues and profits. Some of the major benefits from this initiative include the following:
We are getting a high-quality group of several thousand healthcare professionals including physicians, registered nurses, nurse practitioners and physician’s assistants. They will complement more than 22,000 pharmacists, who currently do a great job, serving our pharmacy patients today. We’re building an immediate and significant critical mass in the healthcare sector through the combination of our existing Take Care Health business with I-trax and Whole Health. Overnight, we will become a leading provider of high-quality, affordable and convenient care to employer worksites. A relationship that starts with Walgreen to the worksite will extend to employee, families and retirees at our store pharmacies and Take Care Health Clinics.
Finally, we’ll leverage and extend our trusted and highly credible brand into the workplace. As we expand in this sector, our strategy will lead to more growth opportunities and greater returns for shareholders, by providing a sticky, cost-effective solution to employers that result in real savings and long-term relationships.
Now I’ll hand the call over to Greg Wasson, who will discuss our new health and wellness division and our integration and synergy plans.
Greg?
Gregory D. Wasson, President and Chief Operating Officer
Thank you, Jeff and good morning everyone. Many of you know that total US healthcare costs are currently about $2.1 trillion and expected to decline to $4 trillion by 2017. As employers struggle to manage these costs in order to stay competitive, they’re increasingly looking for new and innovative delivery models. These worksite health centers provide natural and cost-effective access to care, with clear benefits to employers, health plans and employees. Many large employers are trying to
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Walgreen Co.	WAG	Business Update Call	Mar. 17, 2008
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run these centers themselves. About 45% of those 7,600 corporate campuses, that Jeff referred to have health services provided by in-house clinicians. So the interest is there and we can help these – those companies take their offerings to a much higher and more meaningful level.
We’ll do that by managing these services on an outsourced basis, and do a set of comprehensive solutions that provide results. Our push into this sector of healthcare will be led by Hal Rosenbluth, who we’ve named President of the new division and who will report to me. Hal has over 29 years of experience in the B2B space, beginning with Rosenbluth International, the corporate travel firm, which he grew into a $3 billion global business before selling to American Express in 2003.
His firm acquired close to 35 companies during Hal’s time, integrating them all under one strategic vision. Hal co-founded Take Care Health Systems in 2004 and built the company from the ground up, with a core mission to revolutionize healthcare delivery in America. Since that time, he has been an active industry thought leader and a visionary for change within today’s healthcare landscape.
Our health and wellness strategy in short is to get as close as we can to the employer, and help them lower overall healthcare costs, while providing patients unparalled access to needed services. These worksite health centers and pharmacies are the tools will do – we’ll use to do just that. These facilities are a proven model. Both companies we’re acquiring have clients who have reported quick returns on investments. And in addition, client retention rates are excellent, more than 90%.
For employers, the benefits are clear. A healthier workforce costs less and is more productive. That is backed up by a recent Kaiser study that found only 24% of the cost associated with illness, resulted from direct medical costs. Almost 70% were related to absenteeism or employees working while ill and unable to fully perform. The study said this demonstrates that simply reducing the cost of medical care is not enough. A comprehensive support structure for employees, including wellness, care management and access to relevant, timely health information is necessary to control these ancillary costs. We couldn’t agree more. Through our Health and Wellness Division, we will also offer significant benefits to customers. With our growing network of Take Care Health Clinics, pharmacy services and employer sites, we’ll offer care and service to all of an employer’s population, including dependents and retirees, whether at the worksite or through other convenient Walgreens channels in the community. Our model is scalable and designed to deliver comprehensive and fully-integrated services, including acute and primary care, health and wellness, preventative medicine, mail-order pharmacy, over-the-counter medicines and specialty pharmaceuticals.
Separately, these two businesses we are acquiring are attractive, but together they offer a much more compelling business model to bring to the marketplace. These acquisitions and our Take Care Health Clinics are the foundation for our Health and Wellness Division. From this point, we intend to grow the business organically, but we will remain flexible in our evaluation of additional opportunities for growth as they emerge. In addition, aligning these businesses will provide more opportunities for the division’s current and future employees, and it will offer a better value for existing and potential clients. We’ll continue to update you on our integration milestones as we progress and I’ll now turn the call over to Hal Rosenbluth for a few comments. Hal?
Hal F. Rosenbluth, President of Walgreens Health and Wellness Division
Thank you, Greg, and good morning everyone. I’m very passionate and excited to lead this effort and believe the platform we’re announcing today positions us to be a leader in healthcare services in much of the same way we have been in retail. We are experiencing a transition that’s underway in America’s healthcare system. There are unmet needs in today’s marketplace. A multitude of
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Walgreen Co.	WAG	Business Update Call	Mar. 17, 2008
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stakeholders, including health plans, employers and patients are faced with increased costs and a fragmented system.
The trusted Walgreens brand, which will include the acquisitions announced today provides us an exciting opportunity to make an impact. We’ll meet the needs of large employers and provide comprehensive solutions to lower costs, encourage transparency and advocate for the customer. We’ll remain flexible to respond to the changing environment for these stakeholders, and we’ll continue to offer innovative technologies and superior customer service to drive satisfaction and results.
Through our nearly 7,000 points of care, we will become part of the fabric of our customers lives in areas much more meaningful to them. By redefining convenient care and combining it with advanced medical record technology, we’ll bring a unique health care offering to patients and payers alike. They’re asking for lower cost, greater access, price transparency and quality care and are ready to deliver it. This will not only be good for Walgreen, it ll be good for America. Now Bill Rudolphsen will discuss the financial details of the acquisitions.
William M. Rudolphsen, Chief Financial Officer
Thank you very much Hal and good morning everyone. As you saw in this morning’s announcement, we will acquire I-trax in a cash transaction worth approximately $278 million including the assumption of about $18.3 million in net debt. An affiliate of Walgreens will commence a tender offer within 10 business days for all outstanding common stock of I-trax at $5.40 per share that’s a 38% premium to Friday’s closing price.
We believe this transaction represents an attractive offer for I-trax shareholders providing them with certainty of value at a significant premium to current market price of I-trax common stock. The transaction is also financially attractive to Walgreens because of the number of synergy opportunities. We intend to fund the acquisition with the issuance of commercial paper and short-term notes. The transaction is subject to the tender offer of a majority of I-trax shares, regulatory approvals and other customary conditions. We expect that the closing will occur within 60 days. The transaction has been unanimously approved by the I-trax Board of Directors. Pursuant to the purchase agreement, terms of our acquisition of privately-held Whole Health Management will not be disclosed. Our goal is to move aggressively into a tremendous and exciting growth opportunity when these companies are fully-integrated with Walgreens core pharmacy services. These acquisitions present substantial opportunity on every front; on the sales side they give us the new customer acquisition pipeline. We also have the opportunity to further penetrate the worksite market, our both expanding services for existing customers and attracting new customers.
The expense of integrating both companies will be immaterial in fiscal 2008. We expect these acquisitions to add at least $0.02 per share to earnings in 2009 and at least $0.03 per share and 2010. Assuming even the most conservative synergies from the combination we anticipate these combined initiatives will deliver our stated ROIC target of 15% or more for acquisitions. Now I’d like to turn the call back over to Jeff.
Jeffrey A. Rein, Chairman and Chief Executive Officer
Consistent with what we have outlined on our first quarter earnings call, our corporate strategy is to grow market leadership by 1) Strengthening our competitive position to store expansion, natural pharmacy service extensions and acquisitions that are the right fit. 2) Prudently managing our discretionary spending and 3) Investing for attractive returns. This strategy, complemented by our announcement today will catapult Walgreens further into a leadership position in the health sector. With our size, brand, financial strength and track record of solid execution, we are exceptionally
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Walgreen Co.	WAG	Business Update Call	Mar. 17, 2008
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well positioned to deliver long-term value for our shareholders and serve the needs of our consumers and customer clients in a cost-effective and high-quality manner.
Now I would like to turn the call back over to Rick Hans.
Rick J. Hans, Director of Finance
That concludes our prepared remarks. We are now ready to take your questions. Melissa, may have our first question?
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Walgreen Co.	WAG	Business Update Call	Mar. 17, 2008
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— QUESTION AND ANSWER SECTION
Operator: Thank you.[Operator Instructions]. And, we will take our first Debra Weinswig with Citi.
<Q – Debra Weinswig>: Good morning, can you talk a little bit more in terms of the competitive landscape and just how fragmented it is, and if we kind of think forward with your strategy, should we expect, it sounds like you do have an organic growth strategy but might there more opportunities for acquisitions as well?
<A – Jeffrey Rein>: Yes, good morning. It is a very, very fragmented industry. We normally don’t hint on acquisitions of what we are going to do, but there are possibilities of course in the future. Once again, there are some good qualities out there, but I-trax and Whole Health have really led the way. They have great companies, great people and they have been able to service their clients for a very long time. Hal, I think you might want to talk a little bit about the industry itself?
<A – Hal Rosenbluth>: Yes those that are addressing and it’s just probably 10, 15 different companies that address it indifferent ways. But I think as both Jeff and Greg mentioned, it is highly fragmented. There is a high 30% of corporations that provide these services for themselves that work with local physicians that have created LLCs to manage these programs. And we think that as corporations recognize the new value proposition that we will be bringing to the marketplace, many of them will outsource to these programs in order to see the further reduction of their costs and to bring greater access to all of their employees, dependents and retirees as well.
<A – Jeffrey Rein>: And just as a reminder, there are over 7600 employers with over 1000 folks at each site, and as you know, many companies have multiple sites. We think it’s a great opportunity once again to spread the Walgreen brand, the Walgreen name. It is a further definition of ‘Main and Main’ . We ve talked for many, many years about ‘Main and Main’ from a real estate point of view and organic growth. This is one more way to get ‘Main and Main’ closest to the customer, closest to the clients.
<Q – Debra Weinswig>: Is there also an opportunity longer-term to kind of – to have Walgreens outposts in some of these corporate facilities, I mean could this be a longer-term synergy as a result of these transactions and your growth going-forward?
<A – Jeffrey Rein>: Yes, that is true. It’s not just on the medical side of course but it is on the pharmacy side. It could be on the OTC side, there could be other opportunities particularly when people are so rushed for time as you know, one of the great things about these type of entities is it does save the employer time, it saves the employee time. So people don’t have to go take off half a day or even a day to go to see a doctor and do their shopping needs. There is the possibility to bring products to them versus them going out to get products.
<Q – Debra Weinswig>: Great. Congratulations.
<A – Jeffrey Rein>: Thank you.
<A – Hal Rosenbluth>: Thanks Debra.
Operator: We’ll go next to Eric Bossard with Cleveland Research.
<Q – Eric Bossard>: Good morning. Two questions. First of all, could you help explain the economics of what one of these facilities is just in terms of, perhaps what the revenue might be and the expenses? Are there pharmacists that are full-time staffing these locations?
<A – Hal Rosenbluth>: This is Hal Rosenbluth. Today most contracts are cost plus. However, we have found that with corporations, that large employers, as well as managed care organizations
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Walgreen Co.	WAG	Business Update Call	Mar. 17, 2008
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want truly is transparency. They want relationships where they know exactly what they are paying for and what they are getting for it. In short, they want constantly improving value propositions. We will not only remain flexible to change, we plan on bringing needed change to the marketplace. Change that realigns the incentives in order that employers and payers of all types see their costs go down, employees and their dependents see their health improve and obviously for Walgreens to make a fair return on the services provided.
<A – Gregory Wasson>: Eric, this is Greg, I think this opportunity gets us as I said in my prepared remarks closer to the employer. To be able to offer clinics and pharmaceutical services, but at the same time it gives a lot of employees, retirees, and dependents access to Walgreens health services throughout the community. So it really, really helps us provide access and provide more of our services that we offer today.
<Q – Eric Bossard>: And then, the second question, in terms of the expansion plans I know that the comment was made that from here you think you have critical mass with which to grow organically. Is the concept can you give us some numbers in terms of how many you expect to open a year and then just some sense of where we go from here with this?
<A – Jeffrey Rein>: We haven’t given those types of numbers out. Particularly if you’re talking about the clinics themselves, I am sure that is what you’re referring to right?
<Q – Eric Bossard>: Yes. Well, both I mean the Take Home (sic) [Take Care] side of this, and then also the worksite side of this?
<A – Jeffrey Rein>: Right. On the Take Care clinics of course we’ve always said we’re going to have 400 by the end of calendar 2008. We have not given out any numbers, whatsoever in terms of the clinic expansion onsite at the employers.
<Q – Eric Bossard>: Is there any – can you give us any guidance at all for what your – what the consideration is from here?
<A – Jeffrey Rein>: No, really we can’t. I can tell you, it is a growing business. More and more employers want to provide these services on their corporate campus or throughout wherever they may be. But we really can’t in terms of numbers give you what’s in the pipeline and what we plan to do.
<Q – Eric Bossard>: Okay. And I guess just within that to understand is the concept that you’ll build more for firms who don’t have this or that you would go and try to outsource it from folks who are doing it themselves, is there a concept of which would be the greater?
<A – Jeffrey Rein>: That s a combination answer. Let me let Greg point that out to you.
<A – Gregory Wasson>: Yes. I think the key as we talked earlier, there are 7600 employers out there that have 1000 employees or more and many of those employers today are providing those services in-house on their own. Many have outsourced to I-trax and Whole Health and certainly found value. So we believe obviously the opportunity is to work with the employers that see the value of offering clinical services on campus and allow us to outsource to them. So there’s a lot of opportunity within those 7600 employers.
<A – Hal Rosenbluth>: And this is Hal Rosenbluth. I just might add that, in some cases an employer might have 10 facilities that have 1000 or more of their employees and there might only be 2 or 3 sites today. Once the value proposition is understood that we’re able to bring savings to all of their employees throughout the country, then I think you’ll begin to see that those companies will extend these types of clinics into other facilities that they may have.
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Walgreen Co.	WAG	Business Update Call	Mar. 17, 2008
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<Q – Eric Bossard>: Okay. Thank you.
Operator: We’ll go next to John Heinbockel with Goldman Sachs.
<Q – John Heinbockel>: Yes. Can you guys touch on how the economic model of a workplace clinic indoor pharmacy would compare to one inside a retail store, in terms of volumes, margins, return on capital that sort of thing? How do the economics compare?
<A – Hal Rosenbluth>: Hi John, its Hal Rosenbluth. The difference is that, with the worksite, it is a cost plus. So the corporation assumes all the costs and then there is a markup on top of that to where the services that are delivered, which is different then the model that Take Care has for inside clinics that are in-store.
<A – Jeffrey Rein>: John with the onsites, also there is very little capital investment. As you know compared to a store, stores you’re very familiar with. But on the onsites, typically the employer does what they want to do in terms of capital improvements and how they want it to look, typically what we have involved from the Walgreen point of view with the payroll and that is variable of course, but once again there is very, very low capital investment.
<A – Gregory Wasson>: And John, Greg. Keep in mind, that this gets us close to that employer to be able to also offer them specialty services, mail service pharmacy and everything else that we’ve been building over the last year or two.
<A –Hal Rosenbluth>: John, I’ll just add one thing. It’s Hal again. As far as the clinicians that are working onsite at these corporations, that cost is also absorbed by the corporations.
<Q – John Heinbockel>: So, the – ROI in here should be substantially higher than you earn at retail, correct?
<A –Jeffrey Rein>: Yes, that is correct.
<Q– John Heinbockel>: Then finally, how does this, how will it enhance WHS’PDM capability to go and win contracts? Do you think is this enough of a difference maker where you can now get into the mix with the big three on some of the larger contracts? You really don’t want to do that?
<A – Hal Rosenbluth>: I think what this does John is this is a different approach, this gets us close to the employer. We’re on the campus. We’re providing them clinical value right on the campus and then we are able to as we get closer and they begin to realize more, more value. Obviously, offer a lot more of our services that we do think will help them lower their overall health care costs, specialty pharmacy is an excellent opportunity, infusion services. If they look -if they are looking for Pharmacy Benefit Administration Services or Pharmacy Benefit Management, absolutely we can offer that. But we’re going in as a provider to really help to lower their overall cost of Health Care and absolutely if they look if they want someone to help management their benefit we can do that as well.
<Q – John Heinbockel>: Okay. Thanks.
Operator: We’ll take our next question from Lisa Gill with JPMorgan.
<Q – Lisa Gill>: Hi, thank you and good morning. I’m just curious as to these on-site clinics. Now are they paid by managed care, or are you mostly talking about those employers that are self-funded? And then secondly as we think about your Specialty Pharmacy offering, is there an opportunity in the future to offer for example infusion or other type of therapies on-site for those kinds of employees that need them?
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Walgreen Co.	WAG	Business Update Call	Mar. 17, 2008
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<A Hal Rosenbluth>: Hi, Lisa, Hal Rosenbluth. Yes, these are mainly for a self employed or self insured employers, however there are a number of managed care organizations that we have spoken to that also cover corporations that are looking for a provider opportunity that will lower their cost and therefore lower the cost to the corporation as well. As far as extending into infusion, yes. On all the sites, you have different types of practitioners, in some cases there are physicians, in some cases nurse practitioners, RNs and physician’s assistants, therapists, et cetera. So infusion services is something that we look forward to providing both to those that work at the site, as well as those who come into the Take Care Clinics and to those that are able to be performed by pharmacists at Walgreens’ stores throughout the country.
<Q Lisa Gill>: And is the idea that you’re going to integrate the systems over time? So that for example if one of these people becomes a post retiree and now they want to be always to go to Walgreens and go to your Take Care Clinic I mean is that going to be able to happen over time so that you have a single seamless electronic medical record? Is that the idea over time?
<A Hal Rosenbluth>: Lisa you hit it right on the nose. That is exactly what we’re doing. This is all part of providing what America has been looking for. They’re looking for continuity of care, they’re looking for lowering costs through electronic prescribing, electronic medical records. Today all Take Care health clinics you can access any patient at any time regardless of an account that they had anywhere in the country. They will be linked with all the employers’ sites so that an individual will be able to see their health record in a Take Care Clinic onsite or a Take Care Clinic that is in a Walgreens store.
So yes we have looked at what active additions and the government has been asking for which is to bring electronics to the workplace and to healthcare in itself in order to reduce the cost, reduce errors and bring greater access to patient information. So as we roll this out we will be also rolling out a patient health record over the next couple of months which will allow an individual to have access to their own medical records, regardless of whether they are a patient that uses services at a workplace or at a clinic.
<Q Lisa Gill>: Right and then just one follow-up question I know someone asked about opening pharmacies on-site, but what happens today when a prescription is written? Are there any on-site pharmacies today or is it just that they then send them out to a local retail pharmacy to pick up the prescription and therefore is there an opportunity for you to say you know what, it’s a lot easier for me to send it to a Walgreens than it is to send it to somebody else? Is there that opportunity as well?
<A Hal Rosenbluth>: Yes, absolutely Lisa — so many of these worksite operating locations have a pharmacy today, smaller percentage. So there is an opportunity for us to add pharmacies to those. The neat thing is we are partnered with both I-trax and Whole Health today, with our acquisition of Family Meds over a year and half ago, we actually are partnered with them, with I-trax and Whole Health on two employer sites today with pharmacies. So we have absolutely been able to see the economics and the ROI of those pharmacies and there is a great opportunity to begin to extend pharmacies to those employer locations where they don’t have them today.
<Q Lisa Gill>: Okay, great thank you.
<A Jeffrey Rein>: This is Jeff Rein here. One point, I wanted to make under managed care, is managed care actually does like the on-site facilities in terms of helping to keep people healthier. When you have folks on-site there and they can get their prescription filled immediately, or get any compliance that they need in terms of counseling or adherence type counseling it actually it absolutely pays off in the long run. Once again they are not waiting to get in to see a doctor. We can cut down on the emergency room visits by keeping people healthier and more productive. So I think that’s a win-win for everybody, particularly in controlling total healthcare costs.
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Walgreen Co.	WAG	Business Update Call	Mar. 17, 2008
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<Q – Lisa Gill>: Okay great. Well congratulations on this. Jeff, as you know I’m happy to see you move further along in the healthcare channel.
<A – Jeffrey Rein>: Thank you. I agree with you.
Operator: We will take our next question from Mark Wiltamuth with Morgan Stanley.
<Q Mark Wiltamuth>: Hi good morning. To focus a little more attention on the financial side of it. Do you need to show a certain amount of expansion of sites to get to your 0.02 or $0.03 accretion numbers, or is that just a function of cost-savings and the price paid?
<A – Jeffrey Rein>: Bill, could you take that one please?
<A – William Rudolphsen>: Yes, Mark. It is a combination of expansion. We do now have access to a new customer pipeline. We do feel that we will have expansion into – of those customers into our retail stores. So we will see a sales lift there and we anticipate a specialty pharmacy sales lift also, as was mentioned before. In addition, I think we’re going to see lower drug purchasing costs and lower overhead so that’s melded into the synergies generating a $0.02 a share lift, at least a $0.02 a share lift in’ 09.
<Q – Mark Wiltamuth>: Just to kind of confirm your goal here. This is more expansion of sites and really a growth story more so than really a tie-in to your PBM business, is that fair?
<A – Jeffrey Rein>: 100% true that is exactly right. It is – it is for growth. It is one more way to reach the customer with the Walgreens brand. We think it ties in very well once again to our goal of helping folks lower health care costs, and this is a great way to provide those pharmaceutical needs across America.
<Q – Mark Wiltamuth>: And what are you doing for branding, is there going to be a Walgreens moniker at these sites, or is this going to be a Take Care moniker? What are you using for branding as you expand into those employer sites?
<A – Jeffrey Rein>: Let me let Hal answer that. He has been thinking a lot about this.
<A – Hal Rosenbluth>: For the most part, corporations that have health and wellness centers typically use the corporate name and then it will be operated by in the case today, Whole Health management, CHD Meridian, I-trax, etcetera. Over time that will change to operated by Take Care Health Systems. But we haven’t really formalized the exact branding, but there will be a Take Care name in it in order that the folks that work on-site and their dependents will also recognize the name as they go into Walgreens drug stores throughout the country.
<A – Jeffrey Rein>: Mark, it might be very similar to what we have done with Happy Harry’s in Delaware, as you know they have a tremendous name. And there we say Happy Harry’s, a Walgreens pharmacy. So once again I-trax, Whole Health have developed extremely good reputations. We like the name, and we’ll see how it goes over time. But they have got a great name, great people and we obviously want to keep that?
<Q – Mark Wiltamuth>: Okay. Thank you.
Operator: We will take our next question from Neil Currie with UBS.
<Q – Neil Currie>: Good morning.
<A – Jeffrey Rein>: Good morning.
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Walgreen Co.	WAG	Business Update Call	Mar. 17, 2008
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<Q – Neil Currie>: Thanks for taking my question. I hope it I haven’t been asked-I was distracted for about five minutes at the start. You mentioned the word outsourcing earlier. And I just wanted to ask a more wider question about outsourcing and whether you think that will become a bigger issue amongst pharmacies going forward? We know of at least of one fairly sizeable supermarket chain that has gone down the outsourcing route, when it comes to in-store pharmacies. And we wondered given the increasing barriers to entry and increasing costs to run a pharmacy and increasing needs for scale, particularly on generic drugs, whether you thought that outsourcing was a bigger opportunity going forward? And whether there may be other larger chains or even medium-sized chains that would consider outsourcing their pharmacies going forward and whether that would be something that Walgreens will be interested in doing?
<A – Jeffrey Rein>: We are looking at that type of acquisition in terms of outsourcing. We do have to be careful of course because we wanted to represent the Walgreen very well. But folks are finding particularly on the pharmacy side, it is difficult to run a pharmacy. They don’t have the expertise; they don’t have the scale; they don’t have the buying power. And also a very important one is they are not necessarily the employer of choice for pharmacists to come work with them, Walgreens is an employer of choice. We know how to recruit and people stay with us a very, very long time. So the bottom line answer to your question, are there possibilities? Yes, there are. We have nothing to say on it of course at this time. It is one way for the employer to help lower their costs in terms of running the pharmacies and we’re definitely looking at that.
<Q – Neil Currie>: Okay. Thank you very much.
Operator: And we have time of one more question. We’ll go next to Mark Miller with William Blair.
<Q – Mark Miller>: I wanted to follow-up on the comment about synergies. You’d commented that I think with conservative assumptions around synergies, you could get a 15% ROI if I heard that correct. Is that what is baked into the $0.02 and $0.03 accretion in ‘09 and’ 10 as well? And then on the synergies, are they more cost savings that was referred to or are those more revenue synergies?
<A Jeffrey Rein>: Mark let me have a Bill will obviously answer that, but I can assure you these are more than 15% ROI. Bill, could you answer that please?
<A – William Rudolphsen>: All right Mark. Yes, these synergies are built into the 15 plus ROIC calculation. We certainly think this is a great avenue for growth and over time we now have access to over 7,600 employer groups with over 1,000 employees. I think this is a great growth opportunity and that’s probably the major factor that is built into this over a long period of time. The other synergies certainly are a factor as I had mentioned I think that we’re going to see a retail sales lift from the current worksite pharmacy or worksite centers. There is now a connection to Walgreens, I think we’re going to see a significant less lift there or so. I would say it is more of sales lift Mark, as opposed to an expense lift.
<A – Jeffrey Rein>: And Mark that just to remind everyone, it is not just the financial synergies that we’re looking at. It is definitely the branding synergies, the marketing synergies, the soft synergies of getting the Walgreens name out there. Is that we can serve you anyway you would like to be served, when you want it and how you want it. We believe that’s a big deal for us.
<A – Gregory Wasson>: Mark, Greg. I think it’s a huge opportunity here for us. We are acquiring two great management team in I-trax and Whole Health. We know them both, and more excited about what they are going to build or bring to the Walgreens company.
<Q – Mark Miller>: Thanks and good luck.
<A – Jeffrey Rein>: Thank you very much.
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Walgreen Co.	WAG	Business Update Call	Mar. 17, 2008
Company▲	Ticker▲	Event Type▲	Date▲
<A – Hal Rosenbluth>: Thank you.
Operator: That does conclude our question-and-answer session today. At this time, I would like to turn the call back to our speakers for any additional or closing remarks.
Rick J. Hans, Director of Finance
Melissa thank you and folks thanks for joining us today. We will speak to you again a week from today on March 24 for our second quarter earnings call. Until then, we wish you all a great day and remember you are always welcome at Walgreens.
Operator: Once again, that does conclude today’s call. We do appreciate your participation. You may disconnect at this time.
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